AVALON VENTURES LTD.
VSE-AVL

130 Ad ... rio M5H 3P5
4-5162
com
s.com

07028797

December 14, 2007

Office of International Corporate Finance
US Securities & Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C 20549.
USA

No. 82-4427

Attn: Mr. Michael Coco

SUPPL

Re: Avalon Ventures Ltd. (the "Company") -File No 82-4427

Dear Mr. Coco:

Please be advised the attached disclosure documents have been filed by the Company in Canada and are being sent to you for filing with the US Securities & Exchange Commission.

1. SEDI (System for Electronic Disclosure by Insiders) Report of Insider Transactions for the period of August 1, 2007-December 14, 2007.
2. ON Form 13-502F1 (Class 1 Reporting Issuers- Participation Fee),
3. Notice of meeting and record date,
4. News releases dated: August 24, October 15, October 19, October 24, November 23 and November 27, 2007.
5. Material Change reports dated October 18, 2007 and November 22, 2007

There have been a number of share issuances pursuant to exercise of shares purchase options and warrants, bringing the current shares outstanding to 63,319,248

I trust the enclosed documentation is satisfactory but should you have any concerns do not hesitate to contact me.

Yours truly,

**AVALON VENTURES LTD.**

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

Mary Quinn
*Corporate Secretary*

Cc: J. Fraser

No. 82-4427

# Insider transaction detail - View details for issuer

2007-12-14 11:14 ET

**Transactions sorted by** : Insider
**Issuer name** : Avalon ( Starts with )
**Transaction date range** : August 1, 2007 - December 14, 2007
**Debt securities** : Bonds, Commercial Paper, Convertible Debentures, Convertible Notes, Debentures, Medium Term notes, Notes, Promissory Notes, Other
**Equity securities** : American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other
**Third party derivatives** : Equity Swap - Long Position, Equity Swap - Short Position, Exchange Traded Call Options, Exchange Traded Put Options, Forward Purchase, Forward Sale, Futures Contract - Long Position, Futures Contract - Short Position, OTC Calls (including Private Options to Purchase), OTC Puts (including Private Options to Sell), Other
**Issuer derivatives** : Options, Rights, Special Warrants, Subscription Rights, Warrants, Other

**Issuer name:** Avalon Ventures Ltd

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insider name:** Bubar, Donald Stephen | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 4 - Director of Issuer, 5 - Senior Officer of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares | | | | | | | | | | | | | |
| 1089021 | 2007-11-22 | 2007-12-03 | Direct Ownership : | 16 - Acquisition or disposition under a prospectus exemption | +10,000 | 1.8500 | 1,212,000 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insider name:** Ferry, Alan | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 4 - Director of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares | | | | | | | | | | | | | |
| 1092492 | 2007-12-03 | 2007-12-06 | Direct Ownership : | 54 - Exercise of warrants | +25,000 | 1.3500 | 75,000 | | | | | | |
| **Security designation:** Options (Common Shares) | | | | | | | | | | | | | |
| 1032228 | 2007-08-23 | 2007-08-28 | Direct Ownership : | 50 - Grant of options | +50,000 | | 225,000 | | 1.8000 | 2012-08-22 | Common Shares | +50,000 | 225,000 |
| **Security designation:** Warrants (Common Shares) | | | | | | | | | | | | | |
| 1092487 | 2007-12-03 | 2007-12-06 | Direct Ownership : | 54 - Exercise of warrants | -25,000 | 1.3500 | 0 | | 1.3500 | 2007-12-28 | Common Shares | -25,000 | 0 |
| **Insider name:** McCarter, Peter Norman | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 4 - Director of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares | | | | | | | | | | | | | |
| 1088775 | 2007-11-27 | 2007-12-03 | Direct Ownership : | 00 - Opening Balance-Initial SEDI Report | | | | | | | | | |
| 1088776 | 2007-11-29 | 2007-12-03 | Direct Ownership : | 16 - Acquisition or disposition under a prospectus exemption | +30,000 | 1.8500 | 30,000 | | | | | | |
| **Security designation:** Options (Common Shares) | | | | | | | | | | | | | |
| 1085427 | 2007-11-27 | 2007-11-27 | Direct Ownership : | 00 - Opening Balance-Initial SEDI Report | | | 175,000 | | | | Common Shares | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insider name:** Mercer, William | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 5 - Senior Officer of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares | | | | | | | | | | | | | |
| 1086013 | 2007-11-22 | 2007-11-28 | Direct Ownership : | 11 - Acquisition or disposition carried out privately | +10,000 | 1.8500 | 10,000 | 10,000 | | | | | |
| **Insider name:** Monteith, Joseph G. | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 4 - Director of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares | | | | | | | | | | | | | |
| 1095278 | 2007-11-22 | 2007-12-10 | Direct Ownership : | 16 - Acquisition or disposition under a prospectus exemption | +25,000 | 1.8500 | 715,000 | | | | | | |
| **Insider name:** Quinn, Mary Susan | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 5 - Senior Officer of Issuer | | | | | | | | | | | | | |
| **Security designation:** Options (Common Shares) | | | | | | | | | | | | | |
| 1044000 | 2007-09-10 | 2007-09-17 | Direct Ownership : | 00 - Opening Balance-Initial SEDI Report | | | 200,000 | | | | Common Shares | | 370,000 |

FEE RULE

No. 82-4427

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Avalon Ventures Ltd.

Participation Fee for the Financial Year Ending: August 31, 2005

Complete Only One of 1, 2 or 3:

**1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)**

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 38,153,598

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) — X 0.16

Market value of class or series — = $ 6,104,576 ______ (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) — N/A (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): — N/A (B)
**[Provide details of how determination was made.]**

(Repeat for each class or series of corporate debt or preferred shares) — N/A (B)

**Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** — $ 6,104,576

**Total fee payable in accordance with Appendix A of the Rule** — $ 1000.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

**2. Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

No. 82-4427

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

---

| | |
|---|---|
| **Reporting Issuer Name:** | **Avalon Ventures Ltd.** |
| **Financial Year Ending, used in calculating the participation fee:** | **August 31, 2006** |

**Complete Only One of 1, 2 or 3:**

**1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)**

Market value of equity securities:

| | | |
|---|---|---|
| Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year | 47,602,598 | |
| Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) | X 0.86 | |
| Market value of class or series | = 40,938,234 | |
| | | 40,938,234 (A) |
| (Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) | | NIL (A) |
| Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]** | | NIL (B) |
| (Repeat for each class or series of corporate debt or preferred shares) | | NIL (B) |
| **Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** | | $40,938,234 |

**Total fee payable in accordance with Appendix A of the Rule** $600

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

**2. Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

**Total Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable × Number of entire months remaining

in the issuer's financial year



Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) __________

**3. Class 3 Reporting Issuers (Foreign Issuers)**

Market value of securities:

*If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):*

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year __________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X __________

Percentage of the class registered in the name of an Ontario person X __________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = __________

**Capitalization (add market value of all classes and series of securities)** __________

*Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):*

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit __________

Contributed surplus __________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) __________

| | | |
|---|---|---|
| Long term debt (including the current portion) | | ________ |
| Capital leases (including the current portion) | | ________ |
| Minority or non-controlling interest | | ________ |
| Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) | | ________ |
| Any other item forming part of shareholders' equity and not set out specifically above | | ________ |
| Percentage of the outstanding equity securities registered in the name of an Ontario person | X | ________ |
| **Capitalization** | | ________ |
| **Total Fee payable pursuant to Appendix A of the Rule** | | ________ |
| Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) | | ________ |

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

**Notes and Instructions**

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

No. 82-4427

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

December 5, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: AVALON VENTURES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | |
|---|---|---|
| 1. | Meeting Type | : Annual General Meeting |
| 2. | CUSIP/Class of Security entitled to receive notification | : 05348K105/CA05348K1057/COMMON |
| 3. | CUSIP/Class of Security entitled to vote | : 05348K105/CA05348K1057/COMMON |
| 4. | Record Date for Notice | : 31 Dec 2007 |
| 5. | Record date for Voting | : 31 Dec 2007 |
| 6. | Beneficial Ownership determination date | : 31 Dec 2007 |
| 7. | Meeting Date | : 31 Jan 2008 |
| 8. | Meeting Location | : Toronto Board of Trade,<br>4th Flr, 1 First Canadian Place<br>Toronto, ON |

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

No. 82-4427

# NEWS RELEASE

**August 24, 2007** **No. 07-09**

## Avalon Announces New Appointments and Grants of Incentive Stock Options

**Avalon Ventures Ltd.** TSX-V: AVL (the "Company") is pleased to announce the appointments of Ms. Mary Quinn to the position of Corporate Secretary of the Company and Mr. Alan Ferry to the position of Chairman of the Board.

Ms. Quinn has over 25 years of combined experience in the legal sector and mining industry. She has served as Corporate Secretary for a TSX-listed junior mining company for the past 5 years and brings with her a wealth of knowledge of corporate and securities law and a strong commitment to maintaining good corporate governance and ethical business practices. Ms. Quinn will commence her duties on a full-time basis effective September 10, 2007.

Mr. Ferry has served as a director of the Company since February, 2001, and as Chairman will take on a more active role in strategic planning as the Company's business evolves from purely exploration through development to production. Mr. Ferry also serves as a Director of two other TSX-listed companies Guyana Goldfields Inc and Inter-Rock Minerals Inc. and recently joined Macusani Yellowcake Inc., a private uranium exploration company, as its Chairman. He is a geologist with 27 years experience in the securities business as a mining analyst and in corporate finance.

Ms. Quinn and Mr. Ferry have been granted an aggregate of 250,000 incentive stock options exerciseable at a price of $1.80 per share for a period of five years from the date of grant of the options. The options will vest at the rate of 25% per year. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options.

**About Avalon Ventures Ltd.**

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at the feasibility stage. To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding: 52,058,123. Cash resources: approximately $2.0 million.

This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

*The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

# NEWS RELEASE

**October 15, 2007** **No. 07-10**

## Avalon concludes Phase 1 drilling on Thor Lake Rare Earth Elements Target

**Avalon Ventures Ltd.** TSX-V: AVL (the "Company") is pleased to provide the following update on the Phase 1 drilling program on its 100% owned Thor Lake Rare Metals project located near Yellowknife, NWT.

The target of this program was the southern part of the Lake Zone Rare Earth Elements ("REE") target, where 16 holes totaling 2551 metres were drilled. The 16 holes (of which three were abandoned short of the target depth due to drilling difficulties) tested previously undrilled portions of the southern part of the Lake Zone REE deposit where historical drilling has produced significant intersections such as a 5.2m interval in hole 81-1 which averaged 0.70% $Y_2O_3$ ('yttrium oxide") and 4.11% TREO ("Total Rare Earth Oxide") having a high proportion of neodymium and the heavy rare earths. A location map for these holes and an interpretive cross section is available on the Company's website. The program which began in late July, 2007, was concluded prior to the completion of the planned 3000 metres due to the early onset of winter conditions. A second phase program is scheduled to commence after freeze-up in January, 2008.

The current program has confirmed the presence of two mineralized alteration zones which form distinct dark-coloured horizontal layers within the tabular Lake Zone deposit. The zones vary in thickness from 10 to 35 metres and have now been traced laterally over distances of 1100 metres where they remain open for expansion. A total of 1160 samples of split drill core and standards have been submitted for assay, but due to extensive sample backlogs at the analytical labs, assay results are not expected for at least 6 weeks. This program is the first to be conducted using modern analytical methods that determine all the rare earth elements and modern QA/QC protocols. All drill core has been split and sent to the Acme Laboratories facility in Yellowknife for sample preparation. Assays will be performed both by Acme and Activation Laboratories of Ancaster, ON.

Preliminary petrographic work was carried out on a suite of 14 small split core samples collected from hole L07-54 by Dr. A. N. Mariano, consulting mineralogist, and a recognized expert in REE mineralogy. Dr. Mariano confirmed that the mineralized zones contain a complex suite of REE-bearing minerals including bastnaesite, allanite, synchisite, parasite, monazite and fergusonite along with zircon and magnetite. Fergusonite is an yttrium-niobium-tantalum oxide mineral which contains a high proportion of heavy REE's such as terbium (Tb) and dysprosium (Dy) as well as the valuable light REE neodymium (Nd) in the following relative proportions:

| Element | Y | La | Ce | Pr | Nd | Sm | Eu | Gd | Tb | Dy | Ho | Er | Tm | Yb | Lu |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Oxide % | 29.05 | 0.30 | 4.40 | 1.70 | 15.6 | 10.4 | 1.60 | 14.3 | 1.80 | 9.80 | 1.20 | 4.10 | 0.70 | 4.40 | 0.7 |

Dr. Mariano's mineralogical work confirmed previous observations that the fergusonite is primarily concentrated in the lowermost mineralized horizon which forms a 10 to 25 metre thick mineralized layer at depths of 140 to 175 metres. This horizon is considered the primary target for development due to its relatively high enrichment in the the heavy REE's, which are in the highest demand because of their critical importance in new hybrid car technology and many popular consumer electronic products such as flat screen TV's and portable music players.

The Lake Zone contains a very large inferred resource of rare metal mineralization as determined by independent consultant, Wardrop Engineering and first reported on January 22, 2007, as follows:

**Lake Zone: Summary of Inferred Mineral Resources**

| CUTOFF% | TONNES | TREO+Y2O3% | Ta2O5% | Nb2O5% | ZrO% |
|---|---|---|---|---|---|
| 0.10 Y2O3 | 14,005,000 | 1.23 | 0.025 | 0.33 | 1.73 |
| 0.05 Y2O3 | 83,224,000 | 0.99 | 0.025 | 0.31 | 1.96 |
| 0.01 Y2O3 | 375,410,000 | 0.41 | 0.014 | 0.22 | 1.19 |

*TREO + Y2O3 = the sum of all rare earth oxides plus yttrium oxide*
*Ta2O5 = tantalum oxide, Nb2O5 = niobium oxide ZrO = zirconium oxide*

The objective of the current work is to define indicated resources in the higher grade sub-zones within this large inferred resource that would be of sufficient size and grade to justify development. Large parts of the deposit covered by Thor Lake remain untested. These will be tested during the upcoming winter program, once a sufficient thickness of ice has formed. Drilling operations were supervised by J.C. Pedersen, P.Geo. and D.L. Trueman, P.Geo., under the overall direction of the Company's Vice-President, Exploration, Dr. William Mercer, P.Geo.

**About Avalon Ventures Ltd.**

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. The Company operates with high standards for environmental protection and community engagement that meet or exceed current industry norms.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 52,518,623. Cash resources: $1.3 million. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo., President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

*The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

# NEWS RELEASE

**October 19, 2007** **No. 07-11**

## Avalon completes Warren Township calcium feldspar bulk sample processing and delivers 460 ton product sample to customer

---

**Avalon Ventures Ltd.** TSX-V: AVL (the "Company") is pleased to announce that processing of the 1000 tonne bulk sample of calcium feldspar (anorthosite) ore collected last winter from the Warren Township Anorthosite Project has been completed and a 460 ton product sample has been delivered to the customer, a major North American glass manufacturer. The material will now be used in a furnace trial to evaluate its performance as an alternative raw material for certain fiberglass applications offering potential product quality, cost and environmental benefits including reduction of furnace greenhouse gas emissions. The project is located approximately 100 km west of Timmins, ON and is 100% owned by the Company.

The Company released its final railcar of ground product to the customer on October 15, 2007. The furnace trial is scheduled to commence on October 25, 2007 and run for a period 24 days, after which results will be evaluated to determine if the anticipated cost benefits were achieved. If the results are positive then a supply contract would be negotiated. Full analysis of the results of the trial and long term supply decisions from the Customer are not expected until early 2008.

The bulk sample program involved shipping of crushed ore to a toll processing facility in southern Alberta, where it was dry milled and magnetically-treated for removal of contained ferro-magnesium minerals. Frequent equipment breakdowns at the process facility delayed production and resulted in significant cost overruns. Total program costs net of recoveries from the customer are now estimated at approximately $850,000.

In anticipation of a successful result to the trial, the Company has submitted its application for a production permit under the *Aggregate Resources Act* of Ontario and continues with its on-going environmental assessment and community consultation work which are integral to the Company's business practice. The permitting work is being carried out by Fudge & Associates of North Bay, Ontario. If the Company enters into a supply contract with the customer, then construction of a small quarrying operation and process plant would begin in 2008, once project financing is in place. Preliminary estimates indicate capital costs of less than $10 million to build a facility with a production capability of 100,000 tonnes per year.

Commented Company President Don Bubar "This project has demonstrated Avalon's growing capacity to scope, project manage and deliver product. This builds on our strategy to supply a wide range of products offering environmental benefits either directly, as in this application, or indirectly by being used in alternative energy and other "green technology" applications."

Overall project supervision was provided by Don Hains, P.Geo., Hains Technology Associates, under the direction of the Company's Vice-President, Corporate Development, Ian London, P.Eng.

**About Avalon Ventures Ltd.**

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. The Company operates with high standards for environmental protection and community engagement that meet or exceed current industry norms.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 52,518,623. Cash resources: $1.3 million. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo., President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

*The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

# NEWS RELEASE

**October 24, 2007** **No. 07-12**

## Avalon Announces $15 Million Equity Financing

**Avalon Ventures Ltd.** TSX-V: AVL ("Avalon") is pleased to announce today that it has entered into an agreement with Research Capital Corporation ("Research Capital" or "Agent") to act as its lead agent, of a syndicate including TD Securities Inc., for a private placement offering (the "Offering") of up to approximately $15,000,000 of equity securities.

The Offering, which is subject to regulatory approval, will consist of up to approximately $10,000,000 of units of securities of Avalon (the "Units"), with each Unit consisting of one common share and one-half share purchase warrant (each whole warrant entitling the purchase of one common share at an exercise price of $2.00 per share for 18 months) and up to approximately $5,000,000 in common shares issued on a "flow-through" basis (the "Flow-Through Shares"). The Offering is priced at $1.55 per Unit and $1.85 per Flow-Through Share. Research Capital has also been granted an option to increase the size of the Offering by up to approximately $2,225,000 in Units, exercisable at any time up to 24 hours before closing.

Proceeds from the Offering will be used by Avalon to advance its priority exploration and development projects, for working capital and other general corporate purposes. The top priority project is the Thor Lake rare metals project in the Northwest Territories where up to $5 million will be allocated to complete additional drilling and metallurgical studies on the Lake Zone Rare Earth Elements deposit. The Offering is anticipated to close on or about November 15, 2007. On closing of the Offering, Research Capital will receive a 7% commission and a compensation option to acquire a number of Units equal to 7% of the securities sold under the Offering. Any securities issued pursuant to the Offering will be subject to a four month hold period from closing.

*THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.*

**About Avalon Ventures Ltd.**

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. The Company operates with high standards for environmental protection and community engagement that meet or exceed current industry norms.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. Shares Outstanding as at the date of this release: 52,518,623. Cash resources: $1.3 million. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo., President, at 416-364-4938.

*The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

# NEWS RELEASE

November 23, 2007 No. 07-13

## Avalon Announces Closing of Private Placement

---

**Avalon Ventures Ltd. TSX-V: AVL** ("Avalon") is pleased to announce the closing of its previously-announced private placement (the "Offering") with the issuance of 7,610,000 units (the "Units") and 2,750,000 flow-through common shares (the "Flow-Through Shares") for gross proceeds of $16,883,000. Following the issuance of the shares under the Offering, Avalon now has 63,244,248 common shares outstanding (72,769,748 on a fully-diluted basis) and cash resources of $16,400,000.

The syndicate for the Offering was led by Research Capital Corporation and also included TD Securities Inc. (the "Agents"). The Offering was priced at $1.55 per Unit and $1.85 per Flow-Through Share. Each Unit consists of one common share and one-half of one common share purchase warrant (each whole warrant entitling the holder to purchase one common share at an exercise price of $2.00 per share for 18 months).

In consideration for their services, the Agents received a cash commission and compensation options to acquire up to 725,000 Units.

The Agents' compensation options, the securities comprising the Units, including any Units issued upon exercise of the Agents' compensation options, as well as any shares issued pursuant to the exercise of the warrants and the Flow-Through Shares are subject to a hold period which ends on March 23, 2008.

Proceeds from the Offering are intended to be used by Avalon to advance its priority exploration and development projects, for working capital and other general corporate purposes. The top priority project is the Thor Lake rare metals project in the Northwest Territories where up to $5 million will be allocated to complete additional drilling and metallurgical studies on the Lake Zone Rare Earth Elements deposit.

### About Avalon Ventures Ltd.

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. The Company operates with high

standards for environmental protection and community engagement that meet or exceed current industry norms.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo., President, at 416-364-4938.

*The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

*THIS NEWS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.*

No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

130 Adelaide St. W., Suite 1901, Toronto, Ontario M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail admin@avalonventures.com Internet: www.avalonventures.com

# NEWS RELEASE

**November 27, 2007** **No. 07-14**

## Avalon Announces New Board Appointment and Grants of Incentive Stock Options

**Avalon Ventures Ltd.** TSX-V: AVL (the "Company") is pleased to announce the appointment of Mr. Peter McCarter to the Company's Board of Directors.

Mr. McCarter was Executive Vice-President, Corporate Affairs, Secretary and a director of Aur Resources Inc. prior to its acquisition this year by Teck Cominco Limited. Prior to joining Aur Resources in 1989, Mr. McCarter practiced law at the Toronto law firm of Aird & Berlis from 1978-1989, specializing in corporate, securities and resource law. He is a graduate of the University of Toronto (B.A., 1974) and York University (Osgoode Hall) where he obtained his LL.B and M.B.A degrees in 1978. Mr. McCarter is also a director of Thundermin Resources Inc. and has periodically served on several advisory committees to the Ontario Securities Commission.

Mr. McCarter has been granted 175,000 incentive stock options exerciseable at a price of $1.82 per share for a period of five years from the date of grant of the options. The options will vest at the rate of 25% per year. Any shares issuable on exercise of the options will be subject to a four month hold period beginning on the date of grant of the options. A second director is being granted 50,000 options on the same terms, to replace a similar amount exercised earlier this year prior to their expiry.

**About Avalon Ventures Ltd.**

Avalon Ventures Ltd. (TSX-V: AVL) is a Canadian junior mineral exploration and development company, with a primary focus on rare metals and minerals with high technology applications or offering environmental benefits. Avalon currently holds a portfolio of five such projects, including three that are at, or close to, the feasibility stage. Shares Outstanding: 63,244,248. Cash resources: approximately $16.4 million.

To find out more about Avalon Ventures Ltd. (TSX-V: AVL), please visit our website at www.avalonventures.com. This news release is available on the Company's official on-line investor relations site for investor commentary, feedback and questions. Investors are invited to visit the "Avalon Ventures" IR Hub at http://www.agoracom.com/ir/avalon. In addition, investors are invited to e-mail their questions and correspondence to AVL@agoracom.com or phone Don Bubar, P.Geo. President, at 416-364-4938. Mr. Bubar is the Qualified Person responsible for the technical content of this news release.

*The language used in this News Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's forward-looking statements and expectations. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

**FORM 51-102F3**
***MATERIAL CHANGE REPORT***

**Item 1 Name and Address of Company**

**AVALON VENTURES LTD.** (the "Issuer")
#1901 - 130 Adelaide St. W,
Toronto, ON M5H 3P5

**Item 2 Date of Material Change**

October 18, 2007

**Item 3 News Release**

A news release was disseminated on October 24, 2007 through Marketwire and filed on SEDAR.

**Item 4 Summary of Material Change**

The Issuer has engaged Research Capital Corporation as its lead agent to carry out a brokered private placement of up to $10 million of Non-Flow-Through Units, with an option to increase the number of Units by up to $2.225 million of Units, at $1.55 per Unit, and up to $5 million of Flow-Through Shares at $1.85 per Flow-Through Share.

**Item 5 Full Description of Material Change**

See attached news release

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

**Item 7 Omitted Information**

N/A

**Item 8 Executive Officer**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Donald Bubar, President, #1901 - 130 Adelaide St. W, Toronto, Ontario M5H 3P5 Telephone: 416-364-4938.

**Item 9 Date of Report**

October 25, 2007

No. 82-4427

# FORM 51-102F3
# MATERIAL CHANGE REPORT

**Item 1 Name and Address of Company**

**AVALON VENTURES LTD.** (the "Issuer")
130 Adelaide Street West, Suite #1901
Toronto, Ontario
M5H 3P5

Tel: 416-364-4938

**Item 2 Date of Material Change**

November 22, 2007

**Item 3 News Release**

A News release was issued on November 23, 2007 and disseminated through Marketwire and filed on SEDAR.

**Item 4 Summary of Material Change**

The Issuer realized $16,883,000 in gross proceeds from the issuance of 2,750,000 flow-through shares and 7,610,000 non-flow-through units on the closing of the previously announced brokered private placement.

**Item 5 Full Description of Material Change**

See attached News Release

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

**Item 7 Omitted Information**

N/A

**Item 8 Executive Officer**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Donald Bubar, President and Chief Executive Officer, 130 Adelaide Street West, Suite #1901, Toronto, Ontario, M5H 3P5, Telephone: 416-364-4938

**Item 9 Date of Report**

November 27, 2007

END